UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

INTERNET BRANDS, INC.

(Name of Issuer)

Internet Brands, Inc.
Micro Holding Corp.
Micro Acquisition Corp.
Hellman & Friedman Capital Partners VI, L.P.

Hellman & Friedman Investors VI, L.P.

Hellman & Friedman LLC

JMI Equity Fund VI, L.P.

JMI Associates VI, L.L.C.

Robert N. Brisco

(Name of Persons Filing Statement)

Class A common stock, par value $0.001 per share
Class B common stock, par value $0.001 per share

(Title of Class of Securities)

460608102

(CUSIP Number of Class of Securities)

Internet Brands, Inc. 909 N. Sepulveda Blvd., 11th Floor El Segundo, California 90245 Attn: B. Lynn Walsh Executive Vice President & General Counsel (310) 280-4000	Robert N. Brisco c/o Internet Brands, Inc. 909 N. Sepulveda Blvd., 11th Floor El Segundo, California 90245 (310) 280-4000	Hellman & Friedman LLC One Maritime Plaza, 12th Floor San Francisco, CA 94111 Attn: Arrie R. Park, Esq. (415) 788-5111	JMI Associates VI, L.L.C. 2 Hamill Road, Suite 272 Baltimore, MD 21210 Attn: Charles T. Dieveney Managing Member (410) 951-0200

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Munger, Tolles & Olson LLP 355 South Grand Avenue 35th Floor Los Angeles, CA 90071-1560 Attn: Robert B. Knauss, Esq. (213) 683-9137	Skadden, Arps, Slate, Meagher & Flom LLP 300 S. Grand Avenue Suite 3400 Los Angeles, CA 90071 Attn: Brian J. McCarthy, Esq. and David C. Eisman, Esq. (213) 687-5070	Simpson, Thacher & Bartlett LLP 425 Lexington Ave. New York, New York 10017 Attn: Brian M. Stadler, Esq. (212) 455-2000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$638,972,804	$45,559

(1)    For purposes of calculating the filing fee only, the transaction value was determined by adding (a) the product of 44,824,597 shares of common stock multiplied by the $13.35 per share merger consideration, plus (b) the product of 2,150,445 options to purchase shares of Class A common stock multiplied by $9.59 per share (which is the difference between the $13.35 per share merger consideration and the weighted average exercise price of $3.76 per share), plus (c) $19,937,825, the amount expected to be paid to holders of outstanding restricted shares of Class A common stock ((a), (b) and (c) together, the “Transaction Valuation”).

(2)    The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #4 for Fiscal Year 2010, equals .0000713 multiplied by the Transaction Valuation.

☒     Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,559

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Internet Brands, Inc.

Date Filed: September 30, 2010

i

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): Internet Brands, Inc., a Delaware corporation (“Internet Brands” or the “Company”); Micro Holding Corp., a Delaware corporation (“Parent”); Micro Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”); Hellman & Friedman Capital Partners VI, L.P., a Delaware limited partnership; Hellman & Friedman Investors VI, L.P., a Delaware limited partnership; Hellman & Friedman LLC, a Delaware limited liability company; Robert N. Brisco, President and Chief Executive Officer of Internet Brands, JMI Equity Fund VI, L.P., a Delaware limited partnership; and JMI Associates VI, L.L.C., a Delaware limited liability company.

On September 17, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub.  Parent and Merger Sub were formed by Hellman & Friedman Capital Partners VI, L.P.  Pursuant to the Merger Agreement, Parent will acquire the Company through the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation after the Merger. At the effective time of the Merger, each outstanding share of the Company’s Class A common stock, par value $0.001 per share (the “Class A common stock”), and Class B common stock, par value $0.001 per share (the “Class B common stock” and, together with the Class A common stock, the “common stock”), will be converted into the right to receive $13.35 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”), excluding (1) shares held by any of the Company’s stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, (2) treasury shares, (3) shares held by any of the Company’s wholly owned subsidiaries and (4) shares held by Parent or any of its subsidiaries.  In addition, except as otherwise agreed to by Parent and the holder of an option, each outstanding option granted under the Company’s equity incentive plans that represents the right to acquire the Company’s Class A common stock, whether or not then vested or exercisable, will, at the effective time of the merger, be cancelled and terminated and converted into the right to receive a cash payment for each share of the Company’s Class A common stock subject to such option, equal to the excess, if any, of (a) the $13.35 per share merger consideration over (b) the exercise price payable in respect of such share of the Company’s Class A common stock issuable under such stock option, without interest and less any applicable withholding taxes.  Further, except as otherwise agreed to by Parent and the holder thereof, each outstanding share of restricted stock granted under the Company’s equity incentive plans will vest in full and be converted into the right to receive $13.35 per share in cash, without interest and less applicable withholding taxes.  To the extent any such share of restricted stock would not, by the express terms of the relevant grant, have automatically vested at the effective time of the merger, then the Company may segregate the consideration attributable to such share, and the Company shall release such consideration to the former holder of such share upon the satisfaction, if ever, of the vesting criteria applicable thereto following the effective time.

Concurrently with the filing of this Amendment No. 2 to Schedule 13E-3, Internet Brands is filing with the SEC a definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of Internet Brands. At the special meeting, the stockholders of Internet Brands will consider and vote upon a proposal to adopt the Merger Agreement.  The adoption of the Merger Agreement requires the affirmative vote of both (a) the holders of a majority of the voting power of the Company’s outstanding common stock voting together as a single class, and (b) the holders of a majority of the outstanding shares of Class A common stock (other than those held by Idealab Holdings, L.L.C., a Delaware limited liability company, Idealab, a California corporation, Mr. Brisco, and other members of the Company’s management team who agree to invest in Parent prior to the special meeting).  A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Amendment No. 2 to Schedule 13E-3 to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

The cross-references below are being supplied pursuant to General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement. The responses to each item in this Amendment No. 2 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all annexes thereto.

The filing of this Amendment No. 2 to Schedule 13E-3 shall not be construed as an admission by any of the filing persons, or by any affiliate of a filing person, that Internet Brands is “controlled” by any other filing person or that any filing person is an “affiliate” of Internet Brands or of any other filing person within the meaning of Rule 13e-3 under the Exchange Act.

The information contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement concerning Internet Brands was supplied by Internet Brands, and none of the other filing persons take responsibility for the accuracy of such information. Similarly, the information contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement concerning each filing person other than Internet Brands was supplied by each such filing person, and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1.            Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

Item 2.            Subject Company Information.

(a)           Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES TO THE MERGER—Internet Brands, Inc,”

(b)           Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Record Date and Quorum”

“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

(c)           Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Market Price of the Company Class A Common Stock and Dividend Information”

(d)           Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Market Price of the Company Class A Common Stock and Dividend Information”

(e)           Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Transactions in Common Stock”

(f)            Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Transactions in Common Stock”

Item 3.            Identity and Background of Filing Person.

(a)           Name and Address.  Internet Brands, Inc. is the subject company.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Directors and Executive Officers of Internet Brands”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB, THE H&F FILING PERSONS AND THE JMI FILING PERSONS”

(b)           Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Directors and Executive Officers of Internet Brands”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB, THE H&F FILING PERSONS AND THE JMI FILING PERSONS”

(c)           Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Directors and Executive Officers of Internet Brands”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB, THE H&F FILING PERSONS AND THE JMI FILING PERSONS”

Item 4.            Terms of the Transaction.

(a)(2)       Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS”

“THE SPECIAL MEETING”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)                                  Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Voting Agreement”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“THE MERGER AGREEMENT—Treatment of Stock Options and Restricted Stock”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)                                 Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“APPRAISAL RIGHTS”

“ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW”

(e)                                  Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Stockholders”

(f)                                    Eligibility for Listing or Trading. Not applicable.

Item 5.                                   Past Contacts, Transactions, Negotiations and Agreements.

(a)                                  Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(b)-(c)               Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of  Mr. Brisco as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub, the H&F Filing Persons and the JMI Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS— Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Limitation on Remedies; Limited Guarantee”

“SPECIAL FACTORS—Voting Agreement”
“SPECIAL FACTORS— Interests of the Company’s Directors and Executive Officers in the Merger”
“THE SPECIAL MEETING—Vote Required for Approval”

“THE SPECIAL MEETING—Voting Agreement”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(e)                                  Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Voting Agreement”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Vote Required for Approval”

“THE SPECIAL MEETING—Voting Agreement”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING INTERNET BRANDS— Transactions in Common Stock”

“IMPORTANT INFORMATION REGARDING INTERNET BRANDS— Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”
“WHERE YOU CAN FIND MORE INFORMATION”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 6.                                   Purposes of the Transaction and Plans or Proposals.

(b)                                 Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Plans for Internet Brands After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Payment Procedures”

“THE MERGER AGREEMENT—Treatment of Stock Options and Restricted Stock”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)(1)-(8)                          Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Plans for Internet Brands After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Voting Agreement”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 7.                                   Purposes, Alternatives, Reasons and Effects.

(a)                                  Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Mr. Brisco”
“SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, Merger Sub, the H&F Filing Persons and the JMI Filing Persons”

“SPECIAL FACTORS—Position of Mr. Brisco as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub, the H&F Filing Persons and the JMI Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for Internet Brands After the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(b)                                 Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Plans for Internet Brands After the Merger”
“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

(c)                                  Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Financial Advisor to Our Special Committee”

“SPECIAL FACTORS—Purpose of and Reasons for the Merger for Mr. Brisco”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, Merger Sub, the H&F Filing Persons and the JMI Filing Persons”
“SPECIAL FACTORS—Plans for Internet Brands After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“ANNEX B—OPINION OF JEFFERIES & COMPANY, INC.”

(d)                                 Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS—Plans for Internet Brands After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

“SPECIAL FACTORS—Limitation on Remedies; Limited Guarantee”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT”

“APPRAISAL RIGHTS”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW”

Item 8.                                   Fairness of the Transaction.

(a)                                  Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS— Opinion of Financial Advisor to Our Special Committee”

“SPECIAL FACTORS—Position of Mr. Brisco as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub, the H&F Filing Persons and the JMI Filing Persons as to the Fairness of the Merger”
“ANNEX B—OPINION OF JEFFERIES & COMPANY, INC.”

The presentations dated August 10, 2010, September 1, 2010, September 14, 2010 and September 17, 2010, each prepared by Jefferies & Company, Inc. for the board of directors or the special committee of Internet Brands, Inc. are attached hereto as Exhibits (c)(2), (c)(3), (c)(4) and (c)(5) and are incorporated by reference herein.

(b)                                 Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS— Opinion of Financial Advisor to Our Special Committee”

“SPECIAL FACTORS—Position of Mr. Brisco as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub, the H&F Filing Persons and the JMI Filing Persons as to the Fairness of the Merger”

“ANNEX B—OPINION OF JEFFERIES & COMPANY, INC.”

The presentations dated August 10, 2010, September 1, 2010, September 14, 2010 and September 17, 2010, each prepared by Jefferies & Company, Inc. for the board of directors or the special committee of Internet Brands, Inc. are attached hereto as Exhibits (c)(2), (c)(3), (c)(4) and (c)(5) and are incorporated by reference herein.

(c)                                  Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Purpose and Reason for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“THE SPECIAL MEETING—Record Date and Quorum”

“THE SPECIAL MEETING—Vote Required for Approval”

“THE MERGER AGREEMENT—Effective Time”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)                                 Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET— Opinion of Financial Advisor to Our Special Committee”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”
“SPECIAL FACTORS— Opinion of Financial Advisor to Our Special Committee”
“ANNEX B— OPINION OF JEFFERIES & COMPANY, INC.”

(e)                                  Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of Our Special Committee and Board of Directors”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”

(f)                                    Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Mr. Brisco as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of Parent, Merger Sub, the H&F Filing Persons and the JMI Filing Persons as to the Fairness of the Merger”

Item 9.                                   Reports, Opinions, Appraisals and Negotiations.

(a)-(b)               Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS— Opinion of Financial Advisor to Our Special Committee”

“SPECIAL FACTORS—Position of Mr. Brisco as to the Fairness of the Merger”

“THE MERGER AGREEMENT—Representations and Warranties”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX B—OPINION OF JEFFERIES & COMPANY, INC.”

The presentations dated August 10, 2010, September 1, 2010, September 14, 2010 and September 17, 2010, each prepared by Jefferies & Company, Inc. for the board of directors or the special committee of Internet Brands, Inc. are attached hereto as Exhibits (c)(2), (c)(3), (c)(4) and (c)(5) and are incorporated by reference herein.

(c)                                  Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“WHERE YOU CAN FIND MORE INFORMATION”

Item 10.                            Source and Amounts of Funds or Other Consideration.

(a)-(d)               Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Limitation on Remedies; Limited Guarantee”
“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT”

“THE MERGER AGREEMENT—Termination Fee”

“THE MERGER AGREEMENT—Liability Cap and Limitation on Remedies”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 11.                            Interest in Securities of the Subject Company.

(a)                                  Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”
“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Transactions in Common Stock”
“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

(b)                                 Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Voting Agreement”

“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Transactions in Common Stock”
“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

Item 12.                            The Solicitation or Recommendation.

(d)                                 Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendations of Our Special Committee and Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Voting Agreement”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Vote Required for Approval”

“THE SPECIAL MEETING—Voting Agreement”

(e)                                  Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Mr. Brisco as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of Parent, Merger Sub, the H&F Filing Persons and the JMI Filing Persons as to the Fairness of the Merger

“THE MERGER AGREEMENT—Representations and Warranties”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 13.                            Financial Statements.

(a)                                  Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Certain Projections”
“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Historical Selected Financial Data”
“IMPORTANT INFORMATION REGARDING INTERNET BRANDS—Book Value Per Share”
“WHERE YOU CAN FIND MORE INFORMATION”

(b)                                 Pro Forma Information. Not applicable.

Item 14.                            Persons/Assets, Retained, Employed, Compensated or Used.

(a)                                  Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”
“THE SPECIAL MEETING—Questions and Additional Information”

(b)                                 Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”“

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15.                            Additional Information.

(b)                                 Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16.                            Exhibits.

(a)(1)	Definitive Proxy Statement of Internet Brands, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 15, 2010 (the “Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(2)(ii)	Letter to Stockholders, incorporated herein by reference to the Proxy Statement.

(a)(2)(iii)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement.

(a)(2)(iv)	Notice of Internet Availability of Proxy Materials, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 15, 2010.

(a)(3)

Press Release issued by Internet Brands, Inc. dated September 20, 2010, incorporated by reference to the Current Report on Form 8-K filed by Internet Brands, Inc. with the Securities and Exchange Commission on September 20, 2010.

(a)(4)

Email Communication from Robert N. Brisco, President and Chief Executive Officer, to Employees, dated September 20, 2010, incorporated by reference to the Current Report on Form 8-K filed by Internet Brands, Inc. with the Securities and Exchange Commission on September 20, 2010.

(a)(5)(i)

Blog Post by Robert N. Brisco, President and Chief Executive Officer, posted September 20, 2010, incorporated by reference to the Current Report on Form 8-K filed by Internet Brands, Inc. with the Securities and Exchange Commission on September 20, 2010.

(a)(5)(ii)	Current Report on Form 8-K filed by Internet Brands, Inc. with the Securities and Exchange Commission on September 22, 2010, incorporated by reference.

(b)(1)

Project Micro Amended and Restated Senior Secured Facilities Commitment Letter, dated November 9, 2010, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of Montreal, BMO Capital Markets, General Electric Capital Corporation, GE Capital Markets, Inc., RBC Capital Markets, Royal Bank of Canada, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Micro Holding Corp.

(c)(1)	Opinion of Jefferies & Company, Inc., incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2)

Preliminary Discussion Materials, dated August 10, 2010, provided to the Special Committee of the Board of Directors of Internet Brands, Inc. by Jefferies & Company, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on September 30, 2010.

(c)(3)

Preliminary Discussion Materials, dated September 1, 2010, provided to the Special Committee of the Board of Directors of Internet Brands, Inc. by Jefferies & Company, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on November 4, 2010.

(c)(4)

Preliminary Discussion Materials, dated September 14, 2010, provided to the Special Committee of the Board of Directors of Internet Brands, Inc. by Jefferies & Company, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on November 4, 2010.

(c)(5)

Discussion Materials, dated September 17, 2010, provided to the Board of Directors and the Special Committee of the Board of Directors of Internet Brands, Inc. by Jefferies & Company, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on November 4, 2010.

(d)(1)

Agreement and Plan of Merger, dated as of September 17, 2010, by and among Micro Holding Corp., Micro Acquisition Corp., and Internet Brands, Inc., incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)

Guarantee, dated as of September 17, 2010, by Hellman & Friedman Capital Partners VI, L.P. in favor of Internet Brands, Inc., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on September 30, 2010.

(d)(3)

Equity Commitment Letter, dated September 17, 2010, by and among Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., and Hellman & Friedman Capital Associates VI, L.P., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on September 30, 2010.

(d)(4)

Voting Agreement, dated as of September 17, 2010, by and among Micro Holding Corp., Idealab Holdings, L.L.C., and Idealab, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on September 30, 2010.

(d)(5)

Letter Agreement, dated September 17, 2010, by and between Robert Brisco and Micro Holding Corp., incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on September 30, 2010.

(d)(6)

Lock-Up Agreement, between Internet Brands, Inc. and Idealab Holdings, L.L.C., dated October 26, 2007, incorporated herein by reference to Exhibit 4.2 of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed by Internet Brands, Inc. with the Securities and Exchange Commission on May 8, 2008.

(d)(7)

Fifth Amended and Restated Investors Rights Agreement, among Internet Brands, Inc. and certain of its stockholders, dated February 6, 2001, incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-1, as amended, filed by Internet Brands, Inc. with the Securities and Exchange Commission on July 20, 2007.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNET BRANDS, INC.

Date: November 15, 2010	By:	/s/ Robert N. Brisco
	Name:	Robert N. Brisco
	Title:	President and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICRO HOLDING CORP.

Date: November 15, 2010	By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICRO ACQUISITION CORP.

Date: November 15, 2010	By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HELLMAN & FRIEDMAN
CAPITAL PARTNERS VI, L.P.

	By:	HELLMAN & FRIEDMAN INVESTORS VI, L.P., its general partner

	By:	HELLMAN & FRIEDMAN LLC, its general partner

Date: November 15, 2010	By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Managing Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HELLMAN & FRIEDMAN INVESTORS VI, L.P.

	By:	HELLMAN & FRIEDMAN LLC, its general partner

Date: November 15, 2010	By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Managing Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HELLMAN & FRIEDMAN LLC

Date: November 15, 2010	By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Managing Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JMI EQUITY FUND VI, L.P.

By:	JMI Associates VI, L.L.C.,
its general partner

Date: November 15, 2010	By:	/s/ Paul V. Barber
	Name:	Paul V. Barber
	Title:	Managing Member

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JMI ASSOCIATES VI, L.L.C.

Date: November 15, 2010	By:	/s/ Paul V. Barber
	Name:	Paul V. Barber
	Title:	Managing Member

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT N. BRISCO

Date: November 15, 2010	By:	/s/ Robert N. Brisco
	Name:	Robert N. Brisco
	Title:	President and Chief Executive Officer of Internet Brands, Inc.